                                                Filed pursuant to Rule 424(B)(1)
                                                Registration No. 333-44257




PROSPECTUS

10,000,000 Shares

[GILLETTE LOGO]
Common Stock
(par value $1.00 per share)

All of the shares of Common Stock (the "Common Stock") of The Gillette Company (the "Company") offered hereby (the "Offering") are being sold by the Selling Stockholders (the "Selling Stockholders") identified herein. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "G". On February 3, 1998, the last reported sale price of the Common Stock on the NYSE Composite Transactions Tape was $101 7/8 per share. See "Price Range of Common Stock and Dividends."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================================
                                                                                             PROCEEDS TO
                                                         PRICE TO         UNDERWRITING         SELLING
                                                          PUBLIC          DISCOUNT(1)      STOCKHOLDERS(2)
-----------------------------------------------------------------------------------------------------------
Per Share                                            $101.00            $2.78              $98.22
-----------------------------------------------------------------------------------------------------------
Total (3)                                            $1,010,000,000     $27,800,000        $982,200,000
-----------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) The Company will pay certain expenses of the Selling Stockholders in connection with the Offering.
(3) The Selling Stockholders have granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 1,500,000 shares of Common Stock, on the same terms as set forth above, solely to cover overallotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will be $1,161,500,000, $31,970,000, and $1,129,530,000, respectively. See "Underwriting."

The shares of Common Stock offered by this Prospectus are offered by the Underwriters, subject to prior sale, when, as and if received and accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock offered hereby will be made against payment therefor on or about February 9, 1998 at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. Morgan & Co.
           Credit Suisse First Boston
                        Goldman, Sachs & Co.
                                   Merrill Lynch & Co.
                                            Morgan Stanley Dean Witter

February 4, 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. SEE "UNDERWRITING."

No person is authorized in connection with the Offering to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company, the Selling Stockholders or any Underwriter. This Prospectus relates solely to the Common Stock and it may not be used or relied on in connection with any other offer or sale of securities of the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall under any circumstance imply that the information herein is correct as of any date subsequent to the date hereof.

No action has been or will be taken by the Company or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the Offering of the Common Stock and the distribution of this Prospectus.


            TABLE OF CONTENTS

                                           PAGE
Available Information....................     3
Incorporation of Certain Documents by
  Reference..............................     3
The Company..............................     4
Recent Developments......................     5
Use of Proceeds..........................     7
Price Range of Common Stock and
  Dividends..............................     7

                                           PAGE
Capitalization...........................     8
Selected Consolidated Financial Data.....     9
Selling Stockholders.....................    10
Description of Capital Stock.............    11
Underwriting.............................    14
Legal Matters............................    15
Experts..................................    15

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, on payment of prescribed charges. The Company makes filings of reports, proxy statements and other information pursuant to the Exchange Act with the Commission electronically, and such materials may be inspected and copied at the Commission's Web site (http://www.sec.gov). In addition, such material filed by the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission, and the exhibits relating thereto, which have been filed with the Commission. Copies of the Registration Statement and the exhibits are on file at the offices of the Commission and may be obtained upon payment of the fees prescribed by the Commission, or examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents previously filed with the Commission by the Company are incorporated herein by reference and made a part hereof:

        (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

        (2) The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997, June 30, 1997 and September 30, 1997.

        (3) The Company's Current Report on Form 8-K filed on September 22,
     1997.

        (4) The Company's Current Report on Form 8-K filed on January 29, 1998.

        (5) The description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A/A filed on November 12, 1996.

All documents subsequently filed by the Registrant pursuant to Section 13(a),
Section 13(c), Section 14 and Section 15(d) of the Exchange Act after the date of this Prospectus prior to the termination of the Offering shall be deemed incorporated herein by reference from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents that have been incorporated by reference in this Prospectus, other than exhibits to such documents. Such documents may be obtained by writing to The Gillette Company, Prudential Tower Building, Boston, Massachusetts 02199, Attention: Corporate Secretary, or by calling (617) 421-7000.

                                  THE COMPANY

The Company's businesses range across several industry segments, including blades and razors, Duracell products (alkaline batteries for consumer products), Braun products (electric shavers, small household appliances, hair care appliances and oral care appliances), toiletries and cosmetics, stationery products, and Oral-B products (oral care products).

The approximate percentages of consolidated net sales for each of the Company's business segments are set forth below:

                           =================================================================================
                               BLADES      DURACELL         BRAUN     TOILETRIES    STATIONERY        ORAL-B
                             & RAZORS      PRODUCTS      PRODUCTS    & COSMETICS      PRODUCTS      PRODUCTS
                           ----------    ----------    ----------    -----------    ----------    ----------
Nine months ended
 September 30, 1997                29%           24%           17%            15%            9%            6%

Founded in 1901, The Gillette Company is the world leader in male grooming products, including blades and razors and shaving preparations. The Company also holds the number one position worldwide in selected female grooming products, such as wet shaving products and hair epilation devices. The Company is the world's top seller of writing instruments and correction products, toothbrushes and oral care appliances. Duracell is the world leader in alkaline batteries for consumer products.

The Company has a wide array of well-established brands including razor and blade products under the Sensor Excel, Sensor, Atra, Trac II, Custom Plus and Good News names, Duracell consumer batteries, Braun electric shavers and appliances, Gillette Series, Right Guard, Soft & Dri and Dry Idea deodorant antiperspirant brands, White Rain hair care line, Jafra cosmetics, Parker, Paper Mate, Waterman and Flair writing instruments, Liquid Paper correction products and Oral-B dental products.

The Company is divided into four operating groups. The North Atlantic Group is responsible for marketing the Company's razor and blade and toiletries products in Western Europe and North America. The International Group is responsible for marketing the Company's razor and blade, battery, toiletries and stationery products outside Western Europe and North America. The Duracell North Atlantic Group is responsible for marketing the Company's battery products in Western Europe and North America. The Diversified Group is responsible for marketing the Company's Braun, Oral B and Jafra products worldwide and the Company's stationery products in Western Europe and North America.

The executive offices of the Company are located at Prudential Tower Building, Boston, Massachusetts 02199, and the Company's telephone number is (617) 421-7000.

                              RECENT DEVELOPMENTS

1997 Results

On January 28, 1998, the Company announced its earnings for the three months ended December 31, 1997 and the year ended December 31, 1997.

Sales for the three months ended December 31, 1997, were $3.16 billion, a gain of 5% from $3 billion in 1996. Without the negative impact of exchange, sales would have increased by 10%. Profit from operations was $765 million, up 16% from $657 million a year earlier. Net income increased 18% to $471 million, compared with $398 million last year. Basic net income per common share of 84 cents climbed 17% from the 72 cents reported in the prior year's fourth quarter.

Total year sales rose 4% to $10.06 billion, compared with $9.70 billion in 1996. Profit from operations was $2.32 billion, an increase of 13% from the $2.05 billion of the year before. Net income of $1.43 billion climbed 16% from the $1.23 billion last year. Basic net income per common share of $2.55 compared with $2.22, a gain of 15% over that of the prior year.

All comparisons with 1996 results are before one-time costs related to the Duracell merger, which reduced 1996 profit from operations by $413 million, net income by $283 million and basic net income per common share by 51 cents in both the fourth quarter and the total year.

The consolidated income account, excluding one-time merger-related costs, follows.

                                                    =================================================
                                                      THREE MONTHS ENDED         TOTAL YEAR ENDED
                                                          DECEMBER 31               DECEMBER 31
Millions of dollars, except per share amounts          1997         1996         1997         1996
                                                    ----------   ----------   ----------   ----------
Net Sales                                             $3,160.2     $3,001.0    $10,062.1     $9,697.7
Profit from Operations (a)                               764.9        657.3      2,323.5      2,049.3
Income Before Income Taxes (a)                           732.9        622.5      2,221.3      1,938.0
Income Taxes                                             262.0        224.2        794.1        706.3
Net Income (b)                                        $  470.9     $  398.3    $ 1,427.2     $1,231.7
Preferred Stock Dividends                                  1.2          1.1          4.6          4.6
Net Income Available to Common Stockholders (b)       $  469.7     $  397.2    $ 1,422.6     $1,227.1
Basic Net Income Per Common Share Before One-Time,
  Merger-Related Costs                                $   0.84     $   0.72    $    2.55     $   2.22
Effect of One-Time, Merger-Related Costs                    --     $   0.51           --     $   0.51
Net Income Per Common Share, Basic                    $   0.84     $   0.21    $    2.55     $   1.71
Average Number of Common
  Shares Outstanding (Thousands)                       560,189      555,117      558,851      553,501
Net Income Per Common Share, Assuming Full
  Dilution                                            $   0.82     $   0.20    $    2.49     $   1.66

---------------

(a) Excludes $413 million for one-time, merger-related costs in the fourth quarter and total year 1996.

(b) Excludes $283 million for one-time, merger-related costs in the fourth quarter and total year 1996.

Harmonization of Year-ends

On January 28, 1998, the Company announced that, beginning in 1998, it will harmonize the various year-ends for each of its operating groups into a common calendar year-end of December 31. The Company's Braun operation has historically ended its year on September 30 and the Company's other international operating units have previously ended their years on November 30, while the rest of the corporation has operated on a calendar cycle.

In order to provide comparable results between 1997 and 1998, the Company will also report its 1997 results on a pro forma calendar quarter-end basis. The Company does not plan to report pro forma financial results prior to 1997 as it would be cost-prohibitive.

In the 1997 financial statements, Braun's results for the three-month "stub" period ended December 31, 1997 and the results of the other Gillette international operations for the one-month "stub" period ended December 31, 1997, in the aggregate a small loss, will be reflected as a charge in the stockholders' equity section of the 1997 balance sheet. Also reflected in this section will be a charge adjusting for seasonality of advertising. The accounting for the "stub" period will be consistent with what other companies have done in the past in similar circumstances.

The harmonization is in line with a Financial Accounting Standards Board proposed exposure draft. The change is possible because of the technology now available which permits rapid reporting of international results. It is designed to make it easier to focus on the various segments of the Company's business by providing a common reporting period.

Agreement to Sell Jafra Cosmetics International

On January 28, 1998, the Company announced a definitive agreement to sell its Jafra Cosmetics International business to a private investment fund managed by Clayton, Dubilier & Rice, Inc.

Terms of the transaction, including price, were not disclosed by the Company. The transaction is expected to be completed early in the second quarter of 1998.

Jafra sales represent a very small portion of the Company's total sales, and the transaction is not expected to have a material impact on the Company's financial results.

                                USE OF PROCEEDS

The Company will not receive any of the proceeds of the Common Stock offered hereunder by the Selling Stockholders.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The Common Stock is listed for trading on the New York Stock Exchange under the symbol "G". The Common Stock is also listed on the Boston, Midwest and Pacific stock exchanges in the United States. The following table sets forth the high and low sale prices of the Common Stock as reported on the NYSE Composite Transactions Tape, and the dividends paid on the Common Stock, for the periods indicated:

                                                             ========================================
                                                                                           DIVIDENDS
                                                                    PRICE RANGE             PAID PER
                                                                HIGH           LOW          SHARE(1)
                                                             ----------     ----------     ----------
YEARS ENDED DECEMBER 31,
1996:
  First Quarter                                               $  57 7/8        $50            $ 0.150
  Second Quarter                                                 62 1/2         48 1/4          0.180
  Third Quarter                                                  72 1/4         55 1/4          0.180
  Fourth Quarter                                                 77 3/4             68          0.180

1997:
  First Quarter                                                  86 1/8         72              0.180
  Second Quarter                                                 99 5/8         72 1/4          0.215
  Third Quarter                                                 106 3/8         77 7/8          0.215
  Fourth Quarter                                               102 5/16         83 7/8          0.215

1998:
  First Quarter (through January 31, 1998)                      103 7/8        97 3/16             --

(1) In addition to the Company dividends shown in the table, pre-merger dividends paid by Duracell International Inc. ("Duracell") in 1996 were $.29 for each quarter.

The Board of Directors has declared a quarterly dividend of $.215 per share payable to holders of record on February 2, 1998. Purchasers of the Common Stock offered hereby will not receive this dividend.

Future dividends will be determined by the Company's Board of Directors in light of the earnings and financial condition of the Company and its subsidiaries and other factors.

The last reported sale price of the Common Stock on the New York Stock Exchange as of a recent date is set forth on the cover page of this Prospectus.

                                 CAPITALIZATION

The following table sets forth the capitalization of the Company and its consolidated subsidiaries at September 30, 1997 as adjusted to give effect to the sale of $300 million aggregate principal amount of notes by the Company in November, 1997 and the use of the net proceeds of $299 million to reduce short-term debt.

                                                                             ==================
                                                                                          AS OF
                                                                             SEPTEMBER 30, 1997
                                                                                    AS ADJUSTED
                                                                             ------------------
Dollars in millions
Loans Payable                                                                         $     421
Current Portion of Long-Term Debt                                                            11
Long-Term Debt                                                                            1,782
Minority Interest                                                                            37
Contingent Redemption Value of Common Stock Put Options                                      43
Stockholders' Equity
     8.0% Cumulative Series C ESOP Conv. Preferred, without par value
      Issued: 155,306 shares                                                                 93
     Unearned ESOP Compensation                                                             (21)
     Common Stock, par value $1.00 per share
       Authorized: 1,160,000,000 shares
       Issued: 675,658,859 shares                                                           676
     Additional paid-in capital                                                           1,233
     Earnings reinvested in the business                                                  4,867
     Cumulative foreign currency translation adjustments                                   (683)
     Treasury stock, at cost: 115,581,641 shares                                         (1,084)
                                                                                     ----------
     Total Stockholders' Equity                                                           5,081
                                                                                     ----------
Total Capitalization                                                                  $   7,375
                                                                                     ==========

                      SELECTED CONSOLIDATED FINANCIAL DATA

The income statement and balance sheet data presented below for the nine months ended September 30, 1997 and 1996 and as of September 30, 1997 and 1996, respectively, were derived from the unaudited consolidated financial statements of the Company incorporated herein by reference. The income statement and balance sheet data presented below for each of the years in the three-year period ended December 31, 1996 and as of December 31, 1996 and 1995, respectively, were derived from the audited consolidated financial statements and notes thereto incorporated herein by reference. The balance sheet data as of December 31, 1994 was derived from the audited consolidated financial statements and notes thereto of the Company for the year ended December 31, 1994 not incorporated by reference herein. The Selected Consolidated Financial Data should be read in conjunction with the audited consolidated financial statements and notes thereto and the unaudited interim period consolidated financial statements and notes thereto of the Company incorporated by reference herein. The results for the nine month periods ended September 30, 1997 and September 30, 1996 are not necessarily indicative of the results for the entire year.

                                       ===================================================================
Millions of dollars, except share data      NINE MONTHS ENDED
and Percent of Net Sales                     SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                                              1997          1996         1996           1995          1994
                                       -----------   -----------   ----------    -----------   -----------
INCOME STATEMENT DATA:
Net Sales                                   $6,902        $6,697       $9,698         $8,834        $7,935
Cost of Sales                                2,614         2,501        3,682          3,324         2,918
Gross Profit                                 4,288         4,196        6,016          5,510         5,017
Selling, General and Administrative
  Expenses                                   2,729         2,804        3,967          3,711         3,402
Profit from Operations                       1,559         1,392        2,049(1)       1,799         1,615
Income before Income Taxes                   1,488         1,315        1,938(1)       1,700         1,458
Net Income                                  $  956        $  833       $1,232(1)      $1,069        $  919
Percent of Net Sales                         13.9%         12.4%        12.7%          12.1%         11.6%
PER SHARE DATA:
Net Income per Common Share                 $ 1.71        $ 1.50       $ 2.22(1)      $ 1.94        $ 1.67
Common Stock Dividends Declared(2)            0.43          0.36         0.72           0.60          0.50



                                         =================================================================
Millions of dollars, except share data       AT SEPTEMBER 30,                 AT DECEMBER 31,
                                               1997          1996        1996           1995          1994
                                         ----------    -----------   ---------     ----------    ---------
BALANCE SHEET DATA:
Working Capital (3)                        $ 2,860        $2,529      $ 2,490         $2,159        $1,867
Net Property, Plant and Equipment            2,790         2,302        2,566          2,053         1,750
Total Assets                                10,522         9,454       10,435          8,940         7,767
Total Debt                                   2,213         1,903        2,162          1,710         1,514
Total Stockholders' Equity                   5,081         4,475        4,491          3,900         3,253
OTHER DATA:
Capital Expenditures                       $   609        $  521      $   830         $  593        $  498
Weighted Average Shares Outstanding            558           553          554            550           548

---------------
(1) The information for the year ended December 31, 1996 is before costs related to the Duracell merger, which reduced both Profit from Operations and Income before Income Taxes by $413 million, and Net Income and Net Income per Common Share by $283 million and $.51 respectively.
(2) In addition to the Company dividends shown in the table, pre merger dividends declared by Duracell were $.87 for the nine months ended September 30, 1996 and $1.16, $1.04 and $.88 for the years ended December 31, 1996, 1995 and 1994, respectively.
(3) Working Capital equals current assets minus current liabilities (excluding Loans Payable and Current Portion of Long-Term Debt).

                              SELLING STOCKHOLDERS

The Selling Stockholders acquired the shares of Common Stock offered hereby from the Company pursuant to an Agreement and Plan of Merger by and among the Company, Alaska Acquisition Corp. and Duracell, pursuant to which Duracell became a wholly-owned subsidiary of the Company.

Henry R. Kravis, a director of the Company, is a general partner of KKR Associates, the sole general partner of each of the Selling Stockholders.

The following table sets forth certain information regarding ownership of the Company's Common Stock by the Selling Stockholders at December 31, 1997.

                     =======================================================================================
                               SHARES OF COMMON
                              STOCK BENEFICIALLY           NUMBER OF SHARES         SHARES OF COMMON STOCK
                                OWNED PRIOR TO              OF COMMON STOCK        TO BE BENEFICIALLY OWNED
                                   OFFERING                OFFERED HEREBY(1)           AFTER OFFERING(2)
SELLING STOCKHOLDER             NUMBER       PERCENT       NUMBER        PERCENT       NUMBER        PERCENT
                           -----------   -----------   -----------   -----------   -----------   -----------
KKR Partners II, L.P.          817,927        0.146%       220,143        0.039%       597,784        0.107%
DI Associates, L.P.         36,336,472        6.483%     9,779,857        1.745%    26,556,615        4.738%

---------------

(1) Assumes no exercise of the Underwriters' overallotment option. If the overallotment option were exercised in full, KKR Partners II, L.P. would offer 253,164 shares of Common Stock and DI Associates, L.P. would offer 11,246,836 shares of Common Stock.

(2) Certain shares to be beneficially owned after the Offering may be transferred by the Selling Stockholders to KKR Associates, which is an existing beneficial owner of all of such shares.

                          DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 1,160,000,000 shares of Common Stock, $1.00 par value, and 5,000,000 shares of preferred stock, without par value.

COMMON STOCK

Subject to the preferences of any outstanding preferred stock, the holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors and paid by the Company. The holders of Common Stock are entitled to one vote per share and to share ratably, after provision for payment of creditors and for any payments to which the holders of any outstanding preferred stock may be entitled, in the assets of the Company in the event of any liquidation, dissolution or winding-up of the Company. There is no cumulative voting. Other than the preferred stock purchase rights referred to below, holders of Common Stock have no preemptive or other subscription rights, and there are no conversion, redemption or sinking fund provisions applicable thereto. The Board of Directors is authorized to issue from time to time all of the authorized and unissued shares of Common Stock.

BankBoston, N.A. is the registrar and transfer agent of the shares of the Company's Common Stock.

At December 31, 1997, 560,469,356 shares of Common Stock were outstanding and held of record by 53,680 holders.

PREFERRED STOCK

The Board of Directors is authorized to fix the terms of one or more series of the class of preferred stock and to issue from time to time any or all of the authorized and unissued shares of preferred stock. Issues of preferred stock may limit or qualify the rights of holders of the Common Stock.

Series C ESOP Convertible Preferred Stock

At December 31, 1997, 154,156 shares of Series C ESOP Convertible Preferred Stock, no par value per share ("ESOP Preferred Stock"), were issued and outstanding. All of the issued and outstanding ESOP Preferred Stock is held by the Company's Employee Stock Ownership Plan. The holders of the ESOP Preferred Stock are entitled to receive cash dividends in the amount of $48.23 per share per annum. Such dividends accrue whether or not declared and cumulate if not paid when accrued. If full cumulative dividends on the ESOP Preferred Stock have not been declared and paid or set apart for payment when due, the Company may not pay dividends on any other class of stock ranking junior to the ESOP Preferred Stock, including the Common Stock. Upon any liquidation, dissolution or winding up of the Company, holders of ESOP Preferred Stock are entitled to receive liquidating distributions in the amount of $602.875 per share, plus an amount equal to all accumulated and unpaid dividends.

As of December 31, 1997 each share of ESOP Preferred Stock was convertible into 40 shares of Common Stock at $15.071875 per share, subject to adjustment for stock dividends, stock splits and the like. In any matter submitted to a vote of the holders of the Common Stock of the Company each share of ESOP Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which such share could be converted (whether or not then convertible) on the record date for determining the stockholders entitled to vote.

The ESOP Preferred Stock is redeemable upon the occurrence of certain changes in control or other events, at the option of the Company or the holder, depending on the event, at varying prices not less than $602.875 per share plus accumulated and unpaid dividends.

Preferred Stock Purchase Rights

Pursuant to a Renewed Rights Agreement dated as of December 14, 1995, effective as of December 9, 1996, between the Company and the First National Bank of Boston, as Rights Agent (the "Rights Agreement"), a right is attached to each outstanding share of Common Stock and each share of ESOP Preferred Stock is entitled to 40 rights (all of such rights being referred to collectively by the "Rights").

At December 31, 1997, the Company had 566,635,606 Rights outstanding as follows: one Right for each share of Common Stock outstanding and a total of 6,166,250 Rights for the outstanding ESOP Preferred Stock. Each Right may be exercised to purchase one ten-thousandth of a share of Series A Junior Participating Preferred Stock (the "Series A Stock") for $225. The Rights will only become exercisable, or separately transferable, on the earlier of the tenth business day after the Company announces that a person has acquired 15% or more, or the tenth business day after a tender offer commences that could result in ownership of more than 15%, of the Company's Common Stock.

If any person acquires 15% or more of the Common Stock (except in an offer for all of the Common Stock that has been approved by the Board of Directors), or in the event of certain mergers or other transactions involving a 15% or more stockholder, each Right not owned by that person or related parties will enable its holder to purchase, at the Right's exercise price, Common Stock (or a combination of Common Stock and other assets) having double that value. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party's common stock.

The Rights, which have no voting power, expire on December 14, 2005, subject to extension. Upon approval by the Board of Directors, the Rights may be redeemed for $.01 each under certain conditions, which may change after any person becomes a 15% stockholder.

The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights has been filed with the Securities and Exchange Commission as an exhibit to the Company's Form 8-K dated December 18, 1995, incorporated by reference into the Company's Form 8A/A filed on November 12, 1996 and incorporated by reference herein. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Series A Junior Participating Preferred Stock

The Board of Directors has reserved 400,000 shares of Series A Stock for issuance upon exercise of the Rights, which shares have the following terms. Each share of Series A Stock will be entitled, subject to the rights of holders of any other series of preference stock having superior rights, to receive cumulative quarterly cash dividends payable on the fifteenth day of January, April, July and October in each year equal to the greater of (a) $20, or (b) subject to certain anti-dilution adjustments, currently 10,000 times the aggregate per share amount of all cash dividends, and 10,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock, declared on the Common Stock since the immediately preceding quarterly dividend payment date on the Series A Stock. Accrued but unpaid dividends shall not bear interest.

Holders of shares of Series A Stock shall, subject to certain anti-dilution adjustments, be entitled to 10,000 votes currently on all matters submitted to a vote of the Company's stockholders, voting together with the Common Stock as a single class, except as otherwise required by law. In the event that, at the time of any annual meeting of stockholders for the election of directors, the amount of dividends in arrears upon the Series A Stock shall be equal to six full quarterly dividends, the holders of shares of Series A Stock, voting separately as a class, shall have the right to elect two members of the Board of Directors, which right shall continue until all accrued dividends shall have been paid. In addition, during such time as dividends on the Series A Stock are in arrears as set forth above, the terms of the Series A Stock limit the Company's ability to pay dividends and to redeem or repurchase or otherwise acquire shares of its stock.

Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Company, holders of Series A Stock shall be entitled to receive, before any distribution is made with respect to shares of stock ranking junior to the Series A Stock, an amount equal to the greater of (a) $200 per share, or (b) subject to certain anti-dilution adjustments, currently 10,000 times the aggregate per share amount to be distributed to holders of the Common Stock.

In the event of any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, then in any such case the shares of Series A Stock shall be similarly exchanged or changed in an amount per share, subject to certain anti-dilution adjustments, equal to 10,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

The shares of Series A Stock will rank pari passu with (or, if determined by the Board of Directors, junior and subordinate to) all other series of preferred stock of the Company with respect to dividends and/or liquidation preference. The Series A Stock may be issued in fractional shares, and is not subject to mandatory redemption.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

Under Article 9 of the Certificate of Incorporation of the Company and the related provisions of Article XIII of the bylaws of the Company, the Board of Directors of the Company is classified into three classes as nearly equal in number as possible, with one class being elected each year for a three-year term. A director may only be removed for cause and only by the majority vote of the outstanding shares entitled to vote. The affirmative vote of at least 75% of the votes of the shares entitled to vote is required to amend or repeal Article 9 of the Certificate of Incorporation or Article XIII of the bylaws or to adopt any provision inconsistent therewith.

The bylaws provide that special meetings of stockholders may be called only by the Chief Executive Officer or the Board of Directors of the Company. The bylaws also provide that in general stockholder proposals intended to be presented at a meeting of stockholders, including proposals for the nomination of directors, must be received by the Company 60 days in advance of the meeting.

The Company's bylaws contain provisions requiring the Company to indemnify any director, officer, employee or agent to the fullest extent permitted under Delaware law. The Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages arising out of the director's breach of that person's fiduciary duty as a director, except to the extent that Delaware law does not permit exemption from such liability.

The Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Company, except as provided in the Certificate of Incorporation and subject to the power of the stockholders to adopt, amend or repeal the bylaws.

The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock.

Certain of the provisions of the bylaws, Certificate of Incorporation and Delaware law described in "Description of Capital Stock" may have anti-takeover effects.

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase, and the Selling Stockholders have severally agreed to sell to them, the respective number of shares of Common Stock set forth opposite their names below. Under the terms and conditions of the Underwriting Agreement, the Underwriters are obliged to take and pay for all such shares of Common Stock (other than those covered by the overallotment option described below), if any are taken. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased as set forth in the Underwriting Agreement.

                                                                                        ==========
                                                                                         NUMBER OF
                                                                                            SHARES
                                                                                        ----------
UNDERWRITERS
J.P. Morgan Securities Inc.                                                              2,000,000
Credit Suisse First Boston Corporation                                                   2,000,000
Goldman, Sachs & Co.                                                                     2,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated                                       2,000,000
Morgan Stanley & Co. Incorporated                                                        2,000,000
                                                                                        ----------
     Total                                                                              10,000,000
                                                                                        ==========

The Underwriters propose initially to offer the Common Stock directly to the public at the price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $1.67 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the initial public offering of the Common Stock, the public offering price and such concession may be changed.

Pursuant to the Underwriting Agreement, the Selling Stockholders have severally granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 1,500,000 shares of Common Stock on the same terms and conditions as set forth on the cover page hereof. The Underwriters may exercise such option to purchase solely for the purpose of covering overallotments, if any, made in connection with the sale of the Common Stock offered hereby. To the extent such option is exercised, such Underwriter will have a commitment, subject to certain conditions, to purchase approximately the same percentage of such additional Common Stock as the number set forth next to each Underwriter's name in the preceding tables bears to the total number of shares of Common Stock offered hereby.

In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the Offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Common Stock in the open market to cover syndicate short positions or stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Common Stock in the Offering if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

Each of the Selling Stockholders, with certain limited exceptions, and the Company have agreed that, without the consent of J.P. Morgan Securities Inc. they will not, for a period of 90 days after the date of this Prospectus, (A) sell, pledge, assign or transfer or dispose of any equity securities of the Company or any option, right, warrant or contract to purchase any equity securities of the Company or any securities convertible into or exercisable or exchangeable for any equity security of the Company or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Stock, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Stock or such other securities, in cash or otherwise, other than, with respect to the Company, (u) any issuances of Stock, options, phantom stock or other securities or rights pursuant to any employee or director compensation, option, savings, benefit or other plan of the Company, (v) hedging transactions and programs in connection with any such plan, (w) any issuances upon exercise, conversion or exchange of any securities or obligations outstanding on the date of the Underwriting Agreement, (x) any issuances of equity securities as consideration for an acquisition, (y) any purchases of stock or uses of put options or other derivative securities pursuant to the previously announced stock repurchase program, and (z) any issuances of Stock, and securities or agreements with respect to, in the aggregate not greater than 1,000,000 shares of Stock.

The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

From time to time in the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with the Company, its affiliates and the Selling Stockholders.

                                 LEGAL MATTERS

The validity of the Common Stock being offered hereby will be passed upon for the Company by Joseph E. Mullaney, Esq., Vice Chairman of the Board of the Company. As of February 3, 1998, Mr. Mullaney beneficially owned approximately 260,696 shares of Common Stock, including options to purchase 150,000 shares of Common Stock and 736 shares of Common Stock through his interest in the Company's Employee Stock Ownership Plan. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

The consolidated financial statements and schedule of the Company appearing in its annual report on Form 10-K for the year ended December 31, 1996, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their reports included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon authority of such firm as experts in accounting and auditing.

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